October 14, 2014

Debbie Skeens

Office of Disclosure Review and Accounting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust – Changing Parameters Fund Proxy Statement

Dear Ms. Skeens:

On September 26, 2014, Northern Lights Fund Trust (the "Registrant" or the “Trust”) filed a preliminary proxy statement with respect to the Changing Parameters Fund (the “Fund”).  The Proxy Statement relates to a shareholder meeting to consider approval of a new advisory agreement.  You provided the following comments on October 1, 2014 to the Proxy Statement by phone to Andrew Davalla.

Below is a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant:

Comment 1.

Please confirm that any information missing in the preliminary proxy statement will be supplied in the definitive proxy statement.

Response.  The Registrant confirms that all missing information will be supplied in the definitive proxy statement.

Comment 2.  Please provide a website address that provides shareholders with access to the proxy materials.

Response.  The disclosure has been revised to provide a website address for shareholder to access proxy materials and vote their shares.

Comment 3.  Please clarify that the Fund’s net expense ratio will not increase as a result of the approval of the Fund’s new advisory agreement.

Response.  The disclosure has been revised to state that the Fund’s net expense ratio will not increase as a result of the approval of the Fund’s new advisory agreement.

Comment 4.  Please confirm that none of the Trust’s trustees had any material interest in any material transaction to which the Fund’s adviser or its parent or any subsidiary of either such entities was a party since the beginning of the Fund’s most recently completed fiscal year.

Response.  The registrant confirms that none of the Trust’s trustees had any material interest in any material transaction to which the Fund’s adviser or its parent or any subsidiary of either such entities was a party since the beginning of the Fund’s most recently completed fiscal year.

Comment 5.  Please state the other fund that the Fund’s adviser also advises is also seeking shareholder approval of a new advisory agreement.

Response.  The following disclosure has been added:

The board of trustees for Northern Lights Variable Trust is also seeking approval of a new advisory agreement with Changing Parameters with respect to the Changing Parameters VIT.

Comment 6.  Please state that shareholders may vote online, if accurate, in addition to voting by mail or fax.

Response.  The requested disclosure has been added.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

780712.1